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SEC FILE NUMBER 000-51218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	 Form 10-K  Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2009
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2004-A Limited Partnership
Full Name of Registrant

Former Name if Applicable

1775 Sherman Street, Suite 3000
Address of Principal Executive Office (Street and Number)

Denver, CO 80203
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We determined that we were unable to file our Form 10-Q for the quarter ended June 30, 2009 by the August 14, 2009 due date or by the August 21, 2009 extension date.

We are not able to file a timely Form 10-Q for the quarter ended June 30, 2009, because we have not completed the closing process of our books and records necessary to prepare the required financial statements for previous reporting periods.

In the course of preparing its financial statements for the year ended December 31, 2006, Petroleum Development Corporation (“PDC”), the Managing General Partner, identified accounting errors in its previously issued financial statements.  Since July 2007, PDC has undertaken an evaluation to determine whether previously issued financial statements for various limited partnerships subject to SEC requirements, which PDC serves as the Managing General Partner, required restatement.  Management has concluded that prior year financial statements for this partnership do not require restatement.  The Partnership filed a single comprehensive Form 10-K containing information for all periods from January 1, 2005 through December 31, 2007 on August 4, 2009 followed by a comprehensive Form 10-K containing information for the year ended December 31, 2008 on August 7, 2009.  Our plan is to make additional filings to address our SEC reporting requirements for 2009 as soon as practicable.

Consistent with Item 9A(T) of the Comprehensive Form 10-K for the year ended December 31, 2008, management of Petroleum Development Corporation (the "Managing General Partner") identified the following material weakness related to the effectiveness of the Partnership's internal controls over financial reporting which remains unremediated as of June 30, 2009:

For the transactions that are directly related to and processed by the Partnership, the Partnership failed to maintain sufficient documentation to adequately assess the operating effectiveness of internal control over financial reporting.  More specifically, the Partnership’s financial close and reporting narrative failed to adequately describe the process, identify key controls and assess segregation of duties.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Meyers
Chief Accounting Officer
Petroleum Development Corporation,
Managing General Partner	304	842-3597
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).          Yes    No ☒

Form 10-Q for the quarter ended March 31, 2009 Form 10-Q for the quarter ended June 30, 2009

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes ☒  No 

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We cannot comment on the results of our operations for the quarter ended June 30, 2009 because we have not completed the closing process of our books and records necessary to prepare the financial statements for the quarter ended June 30, 2009.

PDC 2004-A Limited Partnership
____________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2009	By	/s/ Gysle R. Shellum
Gysle R. Shellum, Chief Financial Officer of Petroleum Development Corporation